As filed with the Securities and Exchange Commission on December 12, 2008.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Amendment No. 3

TRI-CONTINENTAL CORPORATION

(Name of Subject Company (issuer))

TRI-CONTINENTAL CORPORATION

(Name of Filing Person (offeror))

COMMON STOCK,

$0.50 PAR VALUE PER SHARE

(Title of Class of Securities)

895436103

(CUSIP Number of Class of Securities)

Lawrence P. Vogel

c/o RiverSource Investments LLC

100 Park Avenue

New York, New York 10017

(212) 850-1864

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Donald R. Crawshaw, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$415,007,172 (a)	$16,309.78 (b)

(a)	Estimated for purposes of calculating the amount of the filing fee only. Calculated as the aggregate market value for 36,308,589 Fund Shares that are subject to the offer, based on the average of the high and low prices on November 10, 2008 of $11.43 as reported on the New York Stock Exchange.

(b)	Calculated at $39.30 per $1,000,000 of the Transaction Value, pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Advisory #6 for Fiscal Year 2008, effective December 31, 2007.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $16,309.78	Filing Party: Tri-Continental Corporation
Form or Registration No.: SC TO-I	Date Filed: 11/12/2008

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

Introductory Statement

This Amendment No. 3 to the Issuer Tender Offer Statement on Schedule TO relates to an offer by Tri-Continental Corporation, a Maryland corporation (the “Fund”), to repurchase up to 36,308,589 (approximately 35%) of its issued and outstanding shares of common stock, par value $0.50 per share (the “Fund Shares”) in exchange for a pro rata portion of the Fund’s portfolio securities as of the Repurchase Pricing Date (as defined in the Offer to Repurchase, dated November 12, 2008 (the “Offer to Repurchase”)) (other than securities that are not publicly traded on a U.S. securities exchange or for which quoted bid prices are not available, that would need to be registered under the Securities Act of 1933, as amended, if distributed in the repurchase, or that involve the assumption of contractual obligations or trading restrictions), and any cash (or cash equivalents) then held by the Fund upon the terms and subject to the conditions set forth in the Offer to Repurchase and amends such Issuer Tender Offer Statement to add an additional exhibit in accordance with Rule 13e-4(c)(1) promulgated under the Securities Exchange Act of 1934, as amended.

Item 12.	Exhibits

(a)(5)	Press release issued by Tri-Continental Corporation on December 12, 2008.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRI-CONTINENTAL CORPORATION

By:	/s/ Lawrence P. Vogel
Name: Lawrence P. Vogel
Title: Treasurer

Dated: December 12, 2008